UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest
event reported):   January 30, 2004

_____Alliant Energy Corporation_____
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

_____4902 North Biltmore Lane, Madison, Wisconsin 53718_____
(Address of principal executive offices, including zip code)

_____(608) 458-3311_____
(Registrant's telephone number)

Item 7.   Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits. The following exhibits are being furnished herewith:

    (99.1) Alliant Energy Corporation press release dated January 30, 2004.

Item 12.   Results of Operations and Financial Condition.

On January 30, 2004, Alliant Energy Corporation issued a press release announcing its earnings for the fourth quarter and year ended December 31, 2003, its earnings guidance for 2004 and projected 2004-2005 capital expenditures. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: January 30, 2004

By: /s/ John E. Kratchmer
John E. Kratchmer
Vice President-Controller and Chief
Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated January 30, 2004

Exhibit
Number

(99.1)   Alliant Energy Corporation press release dated January 30, 2004.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Chris Schoenherr (608) 458-3924
Investor Relations: Eric Mott (608) 458-3391

ALLIANT ENERGY ANNOUNCES 62% INCREASE IN EARNINGS PER SHARE FROM CONTINUING OPERATIONS IN 2003
Alliant Energy issues 2004 earnings guidance and projected 2004-2005 capital expenditures

MADISON, Wis. – Jan. 30, 2004 – Alliant Energy Corp. (NYSE: LNT) today reported income and earnings per share (EPS) from continuing operations for 2003 of $159.7 million and $1.57, respectively, compared to $87.5 million and $0.97 in 2002. Alliant Energy's net income and EPS for 2003 were $183.5 million and $1.81, respectively, compared to $106.9 million and $1.18 in 2002. Additional details regarding Alliant Energy's earnings for 2003 and 2002 are as follows (net income in millions; totals may not foot due to rounding):

	2003 *		2002	
Earnings from continuing operations:	Net Income	EPS	Net Income	EPS
Utility	$197.2	$2.17	$165.8	$1.82
Non-regulated (Alliant Energy Resources)	(25.7)	(0.28)	(80.4)	(0.88)
Parent and other (primarily taxes, interest and A&G)	(11.8)	(0.14)	2.1	0.03
Dilutive effect of additional shares outstanding		(0.18)		
Total earnings from continuing operations	**159.7**	**1.57**	**87.5**	**0.97**
Earnings from discontinued operations: **				
Operating results (incl. SFAS 133 and tax adjustments)	27.9	0.31	15.9	0.17
Gains/(losses) on sales of discontinued operations	(22.9)	(0.25)	-	-
Discontinuing depreciation, depletion and amortization of assets held for sale	24.8	0.27	3.5	0.04
Dilutive effect of additional shares outstanding		(0.03)		
Total earnings from discontinued operations	**29.8**	**0.30**	**19.4**	**0.21**
Cumulative effect of changes in accounting principles	**(6.0)**	**(0.06)**	**-**	**-**
Net income	**$183.5**	**$1.81**	**$106.9**	**$1.18**

* The 2003 EPS amounts have been computed based on the average shares outstanding in 2002. Alliant Energy reports the dilutive impact of increased shares outstanding as a separate earnings variance item if it is material.
** Alliant Energy previously classified its oil and gas, affordable housing, Australian and SmartEnergy businesses as assets held for sale and discontinued operations (all but approximately 6% of the oil and gas business were sold as of Dec. 31, 2003).

The increase in utility earnings from continuing operations was largely due to higher electric and gas margins, which were partially offset by higher utility operating expenses. The significant improvement in Alliant Energy's non-regulated results from continuing operations was primarily due to improved results from its International and Integrated Services business units. The non-regulated results also included $0.10 per share of charges in 2003 related to the use of asset sale proceeds for early debt reduction and non-cash asset valuation charges of $0.06 and $0.41 per share recorded in 2003 and 2002, respectively.

"Entering 2003, our key objectives were the successful execution of the strategic actions we announced in November 2002 and improving our overall financial performance and the strength of our balance sheet," said Erroll B. Davis, Jr., chairman and CEO of Alliant Energy. "I am very pleased to report that we have successfully executed each of these objectives in 2003. In addition to the 62% improvement in our earnings per share from continuing operations, we also reduced debt by $875 million using the proceeds from certain non-regulated asset sales. This resulted in a debt to total capitalization ratio of 48% at the end of 2003 compared to 60% at the end of 2002. Our focus going forward remains on continued improvements in financial performance and strengthening our balance sheet, maintaining operational excellence and providing our customers with the safe, reliable and environmentally sound utility service that they deserve."

Earnings From Continuing Operations

A summary of Alliant Energy's EPS from continuing operations for 2003 and 2002 is as follows:

	2003	2002	Variance
Utility operations:			
Electric margins			$0.56
Gas margins			.16
Allowance for funds used during construction			.08
Preferred dividends			(.12)
Operating expenses			(.31)
Other			(.02)
Total utility operations	**$2.17**	**$1.82**	.35
Non-regulated operations business units:			
International	(.04)	(.41)	.37
McLeodUSA/senior notes (PHONES) valuation charges	-	(.21)	.21
Integrated Services	.02	(.09)	.11
Energy Technologies	(.04)	(.10)	.06
Non-regulated Generation	(.07)	(.07)	-
Investments	.06	.08	(.02)
Charges related to debt reductions	(.10)	-	(.10)
Other (A&G and interest expenses)	(.11)	(.08)	(.03)
Total non-regulated operations	**(.28)**	**(.88)**	.60
Parent company and other (taxes, interest and A&G)	**(.14)**	**.03**	**(.17)**
Dilutive effect of additional shares outstanding	**(.18)**	**N/A**	**(.18)**
Earnings per share from continuing operations	**$1.57**	**$0.97**	**$0.60**

The higher electric utility margins resulted from the impact of various rate increases implemented in 2003 and 2002, including increased revenues to recover a significant portion of higher utility operating expenses, lower purchased power and fuel costs impacting margins, increased sales resulting from continued modest retail customer growth and higher sales to non-retail customers. The electric margin comparison was negatively impacted by milder weather conditions in 2003 compared to 2002. The higher gas margins were largely due to the impact of several rate increases implemented during 2003 and 2002. Improved results from Alliant Energy's performance-based gas commodity cost recovery program, as well as slightly more favorable weather conditions during the heating season in 2003 compared to 2002, also contributed to the higher gas margins. The higher allowance for funds used during construction was largely the result of the ongoing construction of the $400 million Emery natural gas generating facility under Alliant Energy's Power Iowa program. The Emery facility is scheduled to be placed into service in the second quarter of 2004. The higher utility operating expenses were due to increases in the amortization of deferred costs that are now being recovered in rates and higher depreciation and amortization, employee benefits and nuclear expenses. The increased nuclear expenses resulted primarily from a planned refueling outage at the Kewaunee Nuclear Power Plant in 2003. There was no refueling outage in 2002. These items were partially offset by lower property tax and fossil generation expenses.

"Our utility operations remain strong and will continue to be the foundation of our business as well as our primary growth engine going forward," stated Bill Harvey, president and chief operating officer of Alliant Energy. "Through recent progressive legislative and regulatory actions, we now have investment opportunities that did not exist a few short years ago. We intend to put these enlightened policies to work for the benefit of our customers and our shareowners."

The significant improvement of $0.37 per share in results from Alliant Energy's International business unit was largely due to a $0.36 per share improvement from the company's Brazilian investments (losses of $14 million and $47 million in 2003 and 2002, respectively, after allocated debt capital and overhead charges). The improved Brazilian results were primarily due to: i) rate increases implemented at all five of the Brazilian operating companies throughout 2003; ii) an increase in electricity sales volumes of approximately 7% in 2003 compared to 2002; and iii) foreign currency transaction gains/(losses) of $0.03 and ($0.07) per share in 2003 and 2002, respectively, related to approximately $40 million in debt at one of the Brazilian operating companies. The 2002 Brazilian results also included charges of $0.08 per share as a result of the receipt of regulatory orders related to the recovery of various costs. Earnings from Alliant Energy's New Zealand investment were up $0.05 per share in 2003, primarily due to higher energy prices and gains on asset sales. The improved International results were partially offset by higher interest expense in 2003.

The improved results from the Integrated Services business unit were primarily due to higher earnings from the company's energy and environmental services businesses. The 2003 and 2002 results also included asset valuation charges of $0.04 and $0.08 per share, respectively. The results from the Energy Technologies business unit included asset valuation charges of $0.02 and $0.08 per share in 2003 and 2002, respectively.

The earnings variance from Alliant Energy's Non-regulated Generation business unit in 2003 was positively impacted by: i) $0.02 per share of earnings from the Neenah generating facility, which the company purchased in the first quarter of 2003, ii) increased earnings from Alliant Energy's synthetic fuel investment, and iii) contract/project cancellation costs of $0.02 and $0.04 per share in 2003 and 2002, respectively. These items were offset by higher interest expense.

Fourth Quarter Results

Details regarding Alliant Energy's earnings for the fourth quarter of 2003 and 2002 are as follows (net income in millions; totals may not foot due to rounding):

	Q4 2003 *		Q4 2002	
Earnings from continuing operations:	Net Income	EPS	Net Income	EPS
Utility	$59.6	$0.65	$49.3	$0.54
Non-regulated (Alliant Energy Resources)	(10.3)	(0.11)	1.8	0.02
Parent and other (primarily taxes, interest and A&G)	(1.2)	(0.01)	3.0	0.03
Dilutive effect of additional shares outstanding		(0.10)		
Total earnings from continuing operations	**48.1**	**0.43**	**54.1**	**0.59**
Earnings from discontinued operations: **				
Operating results (incl. SFAS 133 and tax adjustments)	4.2	0.05	(11.5)	(0.13)
Gains/(losses) on sales of discontinued operations	(7.6)	(0.08)	-	-
Discontinuing depreciation, depletion and amortization of assets held for sale	3.9	0.04	3.5	0.04
Total earnings from discontinued operations	**0.5**	**0.01**	**(8.0)**	**(0.09)**
Net income	**$48.6**	**$0.44**	**$46.1**	**$0.50**

* The 2003 EPS amounts have been computed based on the average shares outstanding in 2002. Alliant Energy reports the dilutive impact of increased shares outstanding as a separate earnings variance item if it is material.
** Alliant Energy previously classified its oil and gas, affordable housing, Australian and SmartEnergy businesses as assets held for sale and discontinued operations (all but approximately 6% of the oil and gas business were sold as of Dec. 31, 2003).

The higher utility earnings from continuing operations were primarily due to lower utility operating expenses, increased electric margins (largely due to an adjustment recorded in 2002 to reverse a previously recorded reserve for a potential rate refund) and higher allowance for funds used during construction. These items were partially offset by higher preferred dividends and effective income tax rate, the impact of having seasonal rates in place at WP&L for the first time in 2003 and lower gas margins.

The lower non-regulated results from continuing operations were due to the $0.10 per share of charges incurred in 2003 related to debt reduction as previously discussed and lower earnings from the company's International investments other than Brazil. The 2003 results also included asset valuation charges of $0.04 and $0.02 per share in the company's Integrated Services and Energy Technologies business units, respectively. These items were partially offset by improved results from the company's Brazil investments and energy services business.

Projected 2004-2005 Capital Expenditures

Alliant Energy's anticipated capital expenditures for 2004 and 2005 are shown in the following table (in millions):

	2004	2005
Domestic utility business:		
Utility infrastructure and reliability investments	$ 480	$ 510
Power Iowa (Emery plant)	80	-
Non-regulated domestic generation in support of domestic utility generation plan	50	30
China	50	35
Other non-regulated (prim. synthetic fuel/energy services)	40	35
Total	$ 700	$ 610

2004 Earnings Guidance

Alliant Energy's 2004 earnings guidance for earnings from continuing operations is a range of $1.75-2.00 per share, which includes guidance for its domestic utility operations of $1.70-1.90 per share. The guidance includes an estimate of $0.04 - $0.08 per share of charges within Alliant Energy's non-regulated business related to further debt repayment premiums the company anticipates paying as part of its continued debt reduction program within its non-regulated business. The guidance does not include any potential asset valuation charges that Alliant Energy may incur in 2004, the impact of certain non-cash mark-to-market adjustments or the impact of any cumulative effects of changes in accounting principles. The guidance also does not include the potential impact of any gain/loss from the sale of Alliant Energy's remaining interest in Whiting Petroleum Corporation. Finally, the guidance also assumes that no additional businesses will be classified as "held for sale" in 2004.

"In order to both achieve our 2004 earnings targets and continue to strengthen our financial profile, we will be focusing our attention on the importance of the upcoming Iowa electric rate case as the results of the interim order will have a significant impact on our 2004 financial performance," stated Eliot G. Protsch, senior executive vice president and chief financial officer. "Also, in 2004 and beyond, a major area of focus will be improving earned returns on invested capital in both our regulated and non-regulated businesses."

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:

- Normal weather conditions in its domestic and international utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its domestic and international utility subsidiaries to recover their operating costs, and to earn a reasonable rate of return in current and future rate proceedings, including achieving an appropriate level of interim rates in the company's upcoming Iowa electric case, as well as their ability to recover purchased power and fuel costs
- Improved results of its Brazil investments, no material adverse changes in the rates allowed by the Brazilian regulators or from the expected utility sector reform currently being considered by Brazil regulators and stable foreign exchange rates
- Improved results from its other non-regulated businesses
- No material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments
- Other stable business conditions, including an improving economy
- The amount of premiums incurred in connection with Alliant Energy's planned debt reductions

Earnings Conference Call

A conference call to review the 2003 earnings and other financial issues is scheduled for Friday, Jan. 30 at 9:00 a.m. central time. Alliant Energy Chairman and CEO Erroll B. Davis, Jr., President and Chief Operating Officer William D. Harvey and Sr. Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 877-668-4404 (no pass code is needed) or by listening to a webcast of the call on the company's Web site at www.alliantenergy.com/investors. A replay of the call will be available through February 6, 2004, at 800-642-1687 (domestic) or 706-645-9291 (international). Callers should reference conference ID #4809848. An archive of the webcast will be available on the company's Web site at www.alliantenergy.com/investors for at least twelve months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider that serves more than three million customers worldwide.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expects" or "estimates" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by such factors as: the factors listed in the "2004 Earnings Guidance" section of this press release; economic and political conditions in the domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of potential energy-related legislation in Congress, the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and the earning of reasonable rates of return, as well as the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to the supply of purchased electricity and price thereof, including the ability to recover purchased-power and fuel costs through rates; issues related to the transmission of electricity, including recovery of costs incurred, and federal legislation and regulation affecting such transmission; risks related to the operations of Alliant Energy's nuclear facilities and unanticipated issues relating to the sale of Alliant Energy's interest in the Kewaunee nuclear facility; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; continued access to the capital markets; ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings or cash flows; and inflation rates. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2004 Earnings Guidance" and "Projected 2004-2005 Capital Expenditures" sections of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: *Unless otherwise noted, all "per share" references in this release refer to earnings per* **diluted** *share.*

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,	
	2003	2002
Operating revenues:	(in thousands, except per share amounts)	
Domestic utility:		
Electric	**$1,917,068**	$1,752,534
Gas	**566,926**	393,986
Other	**104,194**	85,415
Non-regulated	**539,999**	254,655
	3,128,187	2,486,590
Operating expenses:		
Domestic utility:		
Electric production fuel and purchased power	**730,594**	651,813
Cost of gas sold	**396,102**	248,994
Other operation and maintenance	**701,784**	623,240
Non-regulated operation and maintenance	**493,457**	223,389
Depreciation and amortization	**305,074**	282,098
Taxes other than income taxes	**89,442**	103,865
	2,716,453	2,133,399
Operating income	**411,734**	353,191
Interest expense and other:		
Interest expense	**207,150**	182,741
Loss on early extinguishment of debt	**16,864**	--
Equity (income) loss from unconsolidated investments	**(19,121)**	12,825
Allowance for funds used during construction	**(20,719)**	(7,696)
Preferred dividend requirements of subsidiaries	**16,891**	6,172
Impairment of available-for-sale securities of McLeodUSA Inc.	**--**	27,218
Miscellaneous, net	**(20,859)**	2,074
	180,206	223,334
Income from continuing operations before income taxes	**231,528**	129,857
Income taxes	**71,827**	42,401
Income from continuing operations	**159,701**	87,456
Income from discontinued operations, net of tax	**29,825**	19,425
Income before cumulative effect of changes in accounting principles	**189,526**	106,881
Cumulative effect of changes in accounting principles, net of tax	**(5,983)**	--
Net income	**$183,543**	$106,881
Average number of common shares outstanding (diluted)	**101,544**	90,959
Earnings per average common share (basic and diluted):		
Income from continuing operations	**$1.57**	$0.97
Income from discontinued operations	**0.30**	0.21
Cumulative effect of changes in accounting principles	**(0.06)**	--
Net income	**$1.81**	$1.18
Dividends declared per common share	**$1.00**	$2.00

KEY STATISTICS

| | Year Ended December 31, | |
	2003	2002
Domestic utility electric sales to retail customers *(thousands of MWh)*	**25,573**	25,455
Total domestic utility electric sales *(thousands of MWh)*	**31,252**	30,457
Utility gas sold & transported *(thousands of dekatherms)*	**105,889**	103,038
Book value per share at December 31	**$21.37**	$19.89